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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                    July, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

July 25, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

Date of Material Change

June 3, 2005

Item 3.

News Release

The news release was issued at Toronto, Ontario on July 25, 2005.

Item 4.

Summary of Material Change

The Company announced the pouring of its first gold dore bar weighing in at 3.65 kg. (117 ounces) at its Mulatos open-pit mine in Mexico, located in the Sonora State.

Item 5.

Full Description of Material Change

Reference the accompanying news release dated July 25, 2005.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario this 25th day of July, 2005.

Monday, July 25, 2005	For Immediate Release

Alamos Gold Inc. Reports First Gold Pour at Mulatos Project

Toronto, Ontario - Alamos Gold Inc. (Alamos) announces the pouring of its first gold dore bar weighing in at 3.65 kg. (117 ounces) at its Mulatos open-pit mine in Mexico, located in the Sonora State.

Currently there are 100,000 tonnes of ore at a grade of 0.90 g/t gold stacked on the leach pad and 300,000 tonnes of broken ore at a similar grade stockpiled adjacent to the pad awaiting screening and loading. The ore has been sourced from approximately 1 million tonnes of colluvium material adjacent to the Estrella deposit and some run-of-mine development ore.

This initial gold pour is an important milestone in the construction of the Mulatos mine. In addition to the power plant, water and leaching systems and gold recovery plant undergoing commissioning, the refurbished crusher and stacking systems are on site for final assembly and civil work for the crusher is progressing. Pre-stripping of the first 3 million tonnes of material atop the Estrella deposit, consisting of 2.5 million tonnes of waste and 500,000 tonnes of ore grading 1.6 g/t has commenced at a planned rate of 30,000 tonnes per day. Once the Mulatos Project reaches commercial production the mine is expected to produce 150,000 oz. gold annually over a life span of about 10.5 years.

Alamos is sufficiently funded to complete construction of the Mulatos mine. Cash on hand is US$33 million compared with a projected cost to complete the Mulatos construction set at US$18 million.

The construction of the mine is carried out under the direction of John Van De Beuken, Vice President of Operations and Michael Carter, Mine Manger, in conjunction with the EPCM contractor, M3 Engineering.

Alamos is a Canadian gold mining company listed on the Toronto Stock Exchange with 100% ownership of the Mulatos Mine. Alamos currently holds 21,300 hectares of mining concessions near the Mulatos Mine. Ore reserves contained within the Phase I Estrella Pit are 36,368,000 tonnes at 1.637 g/t gold containing 1,914,000 ounces of gold. Alamos is currently conducting an advanced exploration program, Phase II Expansion Pit development at nearby El Salto, Mina Vieja and Escondida.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

_____________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.